UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cott Corporation
__________________________________________________________________________________

(Name of Issuer)

Common Stock, no par value
__________________________________________________________________________________

(Title of Class of Securities)

22163N106
__________________________________________________________________________________

(CUSIP Number)

December 31, 2019
__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Levin Easterly Partners LLC
83-2400656

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) 

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
9,922,377

7. Sole Dispositive Power
0

8. Shared Dispositive Power
10,847,454

9. Aggregate Amount Beneficially Owned by Each Reporting Person
10,847,454

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11. Percent of Class Represented by Amount in Row (9)
8.1%

12. Type of Reporting Person
IA

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings LLC
83-2587475

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) 

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
9,922,377

7. Sole Dispositive Power
0

8. Shared Dispositive Power
10,847,454

9. Aggregate Amount Beneficially Owned by Each Reporting Person
10,847,454

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11. Percent of Class Represented by Amount in Row (9)
8.1%

12. Type of Reporting Person
OO

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings II LLC
83-4229605

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) 

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
9,922,377

7. Sole Dispositive Power
0

8. Shared Dispositive Power
10,847,454

9. Aggregate Amount Beneficially Owned by Each Reporting Person
10,847,454

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11. Percent of Class Represented by Amount in Row (9)
8.1%

12. Type of Reporting Person
OO

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings III LLC
83-4195384

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) 

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
9,922,377

7. Sole Dispositive Power
0

8. Shared Dispositive Power
10,847,454

9. Aggregate Amount Beneficially Owned by Each Reporting Person
10,847,454

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11. Percent of Class Represented by Amount in Row (9)
8.1%

12. Type of Reporting Person
OO

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
LE Partners Holdings IV LLC
83-4246600

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) 

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
9,922,377

7. Sole Dispositive Power
0

8. Shared Dispositive Power
10,847,454

9. Aggregate Amount Beneficially Owned by Each Reporting Person
10,847,454

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11. Percent of Class Represented by Amount in Row (9)
8.1%

12. Type of Reporting Person
OO

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Darrell Crate

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) 

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
9,922,377

7. Sole Dispositive Power
0

8. Shared Dispositive Power
10,847,454

9. Aggregate Amount Beneficially Owned by Each Reporting Person
10,847,454

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11. Percent of Class Represented by Amount in Row (9)
8.1%

12. Type of Reporting Person
IN

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
Avshalom Kalichstein

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) 

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
9,922,377

7. Sole Dispositive Power
0

8. Shared Dispositive Power
10,847,454

9. Aggregate Amount Beneficially Owned by Each Reporting Person
10,847,454

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11. Percent of Class Represented by Amount in Row (9)
8.1%

12. Type of Reporting Person
IN

CUSIP No. 22163N106
1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)
John Murphy

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) 

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
0

6. Shared Voting Power
9,922,377

7. Sole Dispositive Power
0

8. Shared Dispositive Power
10,847,454

9. Aggregate Amount Beneficially Owned by Each Reporting Person
10,847,454

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares 

11. Percent of Class Represented by Amount in Row (9)
8.1%

12. Type of Reporting Person
IN

Item 1.

(a)	Name of Issuer:

Cott Corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1200 Britannia Road East, Mississauga, Ontario L4W 4T5

4221 West Boy Scout Boulevard, Suite 400, Tampa, Florida 33607.

Item 2.

(a)	Name of Person Filing:

This schedule is being jointly filed by Levin Easterly Partners LLC (“Levin Easterly”), LE Partners Holdings LLC (“LEPH”), LE Partners Holdings II LLC (“LEPH II”), LE Partners Holdings III LLC (“LEPH III”), LE Partners Holdings IV LLC (“LEPH IV”), John “Jack” Murphy, the Chief Investment Officer of Levin Easterly (“Mr. Murphy”), Darrell Crate, the Chairman and a controlling person of Levin Easterly (“Mr. Crate”), and Avshalom Kalichstein, a controlling person of Levin Easterly (“Mr. Kalichstein”) (all of the foregoing reporting persons and entities are sometimes collectively referred to hereinafter as “Filer”).

(b)	Address of Principal Business Office:

The address of the principal executive office of each of Levin Easterly, LEPH, and Mr. Murphy is 595 Madison Avenue, 17th Floor, New York, New York 10022. The address of the principal executive office of each of LEPH II, LEPH III, LEPH IV, and Messrs. Crate and Kalichstein is 138 Conant Street, Beverly, Massachusetts 01915.

(c)	Citizenship:

The citizenship or place of organization of each reporting person and entity is as follows: Levin Easterly, LEPH, LEPH II, LEPH III, LEPH IV are limited liability companies organized under the laws of the State of Delaware. Messrs. Murphy, Crate and Kalichstein are citizens of the United States of America.

(d)	Title of Class of Securities:

Common Stock, no par value.

(e)	CUSIP Number:

22163N106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Levin Easterly

(a)	Amount beneficially owned: 10,847,454
(b)	Percentage of Class: 8.1%
(c)	Number of shares as to which the person has:

(i)       Sole power to vote or direct vote: 0

(ii)       Shared power to vote or direct vote: 9,922,377

(iii)       Sole power to dispose or direct the disposition of: 0

(iv)       Shared power to dispose or direct the disposition of: 10,847,454

LEPH

(a)	Amount beneficially owned: 10,847,454
(b)	Percentage of Class: 8.1%
(c)	Number of shares as to which the person has:

(i)       Sole power to vote or direct vote: 0

(ii)       Shared power to vote or direct vote: 9,922,377

(iii)       Sole power to dispose or direct the disposition of: 0

(iv)       Shared power to dispose or direct the disposition of: 10,847,454

LEPH II

(a)	Amount beneficially owned: 10,847,454
(b)	Percentage of Class: 8.1%
(c)	Number of shares as to which the person has:

(i)       Sole power to vote or direct vote: 0

(ii)       Shared power to vote or direct vote: 9,922,377

(iii)       Sole power to dispose or direct the disposition of: 0

(iv)       Shared power to dispose or direct the disposition of: 10,847,454

LEPH III

(a)	Amount beneficially owned: 10,847,454
(b)	Percentage of Class: 8.1%
(c)	Number of shares as to which the person has:

(i)       Sole power to vote or direct vote: 0

(ii)       Shared power to vote or direct vote: 9,922,377

(iii)       Sole power to dispose or direct the disposition of: 0

(iv)       Shared power to dispose or direct the disposition of: 10,847,454

LEPH IV

(a)	Amount beneficially owned: 10,847,454
(b)	Percentage of Class: 8.1%
(c)	Number of shares as to which the person has:

(i)       Sole power to vote or direct vote: 0

(ii)       Shared power to vote or direct vote: 9,922,377

(iii)       Sole power to dispose or direct the disposition of: 0

(iv)       Shared power to dispose or direct the disposition of: 10,847,454

Darrell Crate

(a)	Amount beneficially owned: 10,847,454
(b)	Percentage of Class: 8.1%
(c)	Number of shares as to which the person has:

(i)       Sole power to vote or direct vote: 0

(ii)       Shared power to vote or direct vote: 9,922,377

(iii)       Sole power to dispose or direct the disposition of: 0

(iv)       Shared power to dispose or direct the disposition of: 10,847,454

Avshalom Kalichstein

(a)	Amount beneficially owned: 10,847,454
(b)	Percentage of Class: 8.1%
(c)	Number of shares as to which the person has:

(i)       Sole power to vote or direct vote: 0

(ii)       Shared power to vote or direct vote: 9,922,377

(iii)       Sole power to dispose or direct the disposition of: 0

(iv)       Shared power to dispose or direct the disposition of: 10,847,454

John “Jack” Murphy

(a)	Amount beneficially owned: 10,847,454
(b)	Percentage of Class: 8.1%
(c)	Number of shares as to which the person has:

(i)       Sole power to vote or direct vote: 0

(ii)       Shared power to vote or direct vote: 9,922,377

(iii)       Sole power to dispose or direct the disposition of: 0

(iv)       Shared power to dispose or direct the disposition of: 10,847,454

Each of Messrs. Murphy, Crate and Kalichstein disclaims beneficial ownership of the securities reported herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Various separately managed accounts and investment companies for whom Levin Easterly acts as investment manager have the right to receive dividends from, and the proceeds from the sale of, 10,847,454 shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020	LEVIN EASTERLY PARTNERS LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Chairman

LE PARTNERS HOLDINGS LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS II LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS III LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS IV LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

	By:	/s/ Darrell Crate
Name: Darrell Crate

	By:	/s/ Avshalom Kalichstein
Name: Avshalom Kalichstein

	By:	/s/ John Murphy
Name: John Murphy